UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42535

STAK INC.

(Registrant’s Name)

Building 11, 8th Floor, No. 6 Beitanghe East Road, Tianning District

Changzhou, Jiangsu,

People’s Republic of China 213000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On February 25, 2025, STAK Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood Capital Partners, LLC, as representative of the underwriters (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,250,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”).

On February 27, 2025, the Company issued warrants to the Representative (and/or its designees) to purchase an aggregate of 62,500 Ordinary Shares (the “Representative’s Warrants”). Such Representative’s Warrants have an exercise price of $4.80 per share. The Representative’s Warrants may be exercised in cash or on a cashless basis, and are exercisable for five years from February 27, 2025 to 5:00 p.m., Eastern time, February 25, 2030. The Representative’s Warrants are not redeemable by the Company.

On February 26, 2025, the Company adopted its amended and restated memorandum and articles of association in connection with its IPO (the “Articles”) by special resolution passed by shareholders of the Company. The Articles became effective after pricing. On February 27, 2025, the Company filed with the Cayman Islands General Registry the Articles.

On February 27, 2025, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-283258), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2024, as amended, and declared effective by the SEC on February 25, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “STAK” on February 26, 2025.

In connection with the IPO, the Company issued a press release on February 25, 2025 announcing the pricing and trading of the IPO and a press release on February 27, 2025 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the amended and restated memorandum and articles of association, Form of the Representative’s Warrants, and the two press releases are attached hereto as Exhibits 1.1, 3.1, 4.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement
3.1	The Amended and Restated Memorandum and Articles of Association
4.1	Form of the Representative’s Warrants
99.1	Press Release, dated February 25, 2025
99.2	Press Release, dated February 27, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAK INC.

Date:	February 27, 2025	By:	/s/ Chuanbo Jiang
		Name:	Chuanbo Jiang
		Title:	Chief Executive Officer

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